UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of March, 2012

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on March 1, 2012: Jacada Reports Fourth Quarter and Annual 2011 Results

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	March 1, 2012
2

Jacada Reports Fourth Quarter and Annual 2011 Results

ATLANTA--(BUSINESS WIRE)--March 1, 2012--Jacada Ltd. (Nasdaq: JCDA), a leading provider of customer experience management and process optimization solutions, today reported financial results for the fourth quarter and year ended December 31, 2011.

Fourth Quarter Highlights

  Released a new version of our leading product, Jacada Workspace version 6.0, which includes an innovative, new User Interface, Dynamic Views.
  Executed an agreement with a new customer in the healthcare industry for the purchase of Jacada’s Workspace suite of products.
  Fourth quarter revenues were $2.7 million with a net loss of $2.0 million
  Annual revenues were $12.4 million with a net loss of $6.6 million
  Cash and Cash Equivalents at the end of 2011 were $14.1 million compared to $18.5 million at the end of 2010. As result of better expense control and selective, targeted investment in areas such as sales and marketing and research and development, the company has decreased its use of cash in operating activities.

“Today’s call centers need to reflect new marketing promotions, product discounts, and support information on the agent desktop in near real-time,” said Gideon Hollander, co-chief executive officer of Jacada. “Jacada WorkSpace 6.0, with Dynamic Views represents a significant advancement for our customer experience optimization solution. Now call center leaders can use this highly innovative user interface (UI) delivery model own and control UI delivery, define call flow processes, and handle UI changes with ease, delivering the optimal agent desktop experience.”

“Total revenues remained consistent between the fourth quarter of 2011 and 2010 at $2.7 million,” commented Caroline Cronin, Chief Financial Officer. “However, with the reduction of operating expenses year over year, we decreased our net loss to $2.0 million in the fourth quarter of 2011 from $2.5 million in the fourth quarter of 2010, excluding the $3.1 million goodwill impairment charge. In addition, while revenues were down for the full year 2011 as compared to 2010, again, as a result of continued cost savings, we were able to reduce our net loss to $6.6 million in 2011 from $7.3 million in 2010, excluding the $3.1 million goodwill impairment charge and $200,000 restructuring charge.”

Financial Results

For the fourth quarter of 2011, total revenues were $2.7 million compared to $2.7 million in the fourth quarter of 2010. Software revenues for the 2011 fourth quarter were $21,000 compared to $50,000 during the 2010 fourth quarter. Services revenues were $2.0 million in both the fourth quarter of 2011 and 2010. Maintenance revenues improved to $745,000 in the fourth quarter of 2011 from $621,000 in the 2010 fourth quarter.

Gross margins were 34% and 14% of total revenues during the 2011 and 2010 fourth quarters, respectively. Services margins in the fourth quarter of 2010 were impacted by a single account which required significant additional resources to complete the implementation. Fourth quarter 2011 operating expenses were $2.8 million compared to $5.9 million in the fourth quarter of 2010, which included a $3.1 million goodwill impairment charge.

The 2011 fourth quarter net loss was $2.0 million or ($0.47) per share compared to a net loss of $5.6 million or ($1.34) per share in the fourth quarter of 2010.

For the twelve month periods ending on December 31, 2011 and 2010, respectively, total revenues were $12.4 million and $17.2 million and gross profits were $4.0 million or 32% of total revenues and $5.9 million or 34% of total revenues. During the twelve month period ending December 31, 2011, we incurred a net loss of $6.6 million or ($1.59) per share and, in the comparable 2010 period, we posted a net loss of $10.6 million or ($2.55) per share.

At the end of the 2011 fourth quarter, cash and investments were $14.1 million, compared to $14.7 million at the end of the 2011 third quarter and $18.5 million at December 31, 2010.

About Jacada

Jacada provides solutions that optimize and improve the effectiveness of customer interactions. Jacada unified desktop and process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction and provide a complete return on investment in as little as 12 months after deployment.

Founded in 1990, Jacada operates globally with offices in Atlanta, USA; Herzliya, Israel; London, England; Munich, Germany; and Stockholm, Sweden. More information is available at www.jacada.com.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

JACADA LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	Unaudited
Revenues:
Software licenses	$21	$50	$1,123	$1,635
Services	1,963	2,033	8,448	13,043
Maintenance	745	621	2,815	2,477

Total revenues	2,729	2,704	12,386	17,155

Cost of revenues:
Software licenses	9	152	93	349
Services	1,619	1,981	7,525	10,115
Maintenance	183	196	758	778

Total cost of revenues	1,811	2,329	8,376	11,242

Gross profit	918	375	4,010	5,913

Operating expenses:
Research and development	787	732	2,910	3,478
Sales and marketing	1,096	852	3,556	4,993
General and administrative	943	1,210	4,068	4,789
Goodwill Impairment	-	3,096	-	3,096
Restructuring	-	-	-	196

Total operating expenses	2,826	5,890	10,534	16,552

Operating loss	(1,908)	(5,515)	(6,524)	(10,639)
Financial income (loss), net	(19)	(28)	(12)	79

Loss before taxes	(1,927)	(5,543)	(6,536)	(10,560)
Taxes	(43)	(38)	(62)	(49)

Net loss	$(1,970)	$(5,581)	$(6,598)	$(10,609)

Basic and diluted net loss per share	$(0.47)	$(1.34)	$(1.59)	$(2.55)

Weighted average number of shares used in computing basic and diluted net loss per share	4,159,133	4,159,133	4,159,133	4,158,227

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2011	2010
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,944	$5,945
Marketable securities	4,592	1,240
Trade receivables	2,299	4,081
Restricted cash	487	493
Other current assets	810	1,079

Total current assets	11,132	12,838

LONG-TERM INVESTMENTS:
Marketable securities	6,084	10,809
Severance pay fund	196	186

Total long-term investments	6,280	10,995

PROPERTY AND EQUIPMENT, NET	633	856

Total assets	$18,045	$24,689

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade payables	$1,607	$1,566
Deferred revenues	738	1,076
Accrued expenses and other liabilities	1,252	1,478

Total current liabilities	3,597	4,120

LONG-TERM LIABILITIES:
Accrued severance pay	400	366
Other liabilities	-	44

Total long-term liabilities	400	410

SHAREHOLDERS' EQUITY:
Share capital	60	60
Additional paid-in capital	75,862	75,829
Treasury shares	(17,863)	(17,863)
Accumulated other comprehensive income	941	487
Accumulated deficit	(44,952)	(38,354)

Total shareholders' equity	14,048	20,159

Total liabilities	$18,045	$24,689

CONSOLIDATED CASH FLOWS
U.S. dollars in thousands

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	Unaudited
Cash flows from operating activities:

Net loss	$(1,970)	$(5,581)	$(6,598)	$(10,609)
Adjustments required to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	91	123	394	497
Goodwill impairment	-	3,096	-	3,096
Stock-based compensation related to options granted
to employees, non-employees and directors	(111)	(57)	33	332
Accrued interest and amortization of premium on
marketable securities	(2)	21	4	149
Loss on marketable securities, net	131	79	335	70
Decrease (increase) in accrued severance pay, net	16	(22)	24	(39)
Decrease in trade receivables, net	167	784	1,799	868
Decrease in other current assets	126	358	227	840
Increase (decrease) in trade payables	98	217	82	(109)
Increase (decrease) in deferred revenues	(237)	12	(290)	388
Increase (decrease) in accrued expenses and other
liabilities	23	(592)	(385)	(439)
Decrease in other long-term liabilities	(2)	(20)	(44)	(79)
Other	(1)	-	13	54

Net cash used in operating activities	(1,671)	(1,582)	(4,406)	(4,981)

Cash flows from investing activities:

Investment in available-for-sale marketable securities	-	-	-	(10,992)
Proceeds from sale and redemption of available-for-sale
marketable securities	391	-	1,601	9,711
Proceeds from sale of property and equipment	-	-	-	10
Purchase of property and equipment	(51)	(68)	(170)	(424)
Decrease (increase) in restricted cash	2	(77)	6	64

Net cash provided by (used in) investing activities	342	(145)	1,437	(1,631)

Cash from financing activities:

Proceeds from exercise of stock options	-	-	-	75

Net cash provided by financing activities	-	-	-	75

Effect of exchange rate changes on cash	(47)	(84)	(32)	(142)

Decrease in cash and cash equivalents	(1,376)	(1,811)	(3,001)	(6,679)
Cash and cash equivalents at the beginning of the
quarter/year	4,320	7,756	5,945	12,624

Cash and cash equivalents at the end of the period	$2,944	$5,945	$2,944	$5,945

Supplemental Information: Cash and Investments
U.S. dollars in thousands

	Year ended December 31,
	2011	2010
	Unaudited

Cash and cash equivalents	$2,944	$5,945
Marketable securities	10,676	12,049
Restricted cash	487	493

Total cash and investments including restricted cash	$14,107	$18,487

CONTACT:
Jacada
Caroline Cronin, 770-776-2204
Chief Financial Officer
ccronin@jacada.com